EXHIBIT 4.1

Description of the Company’s Common Stock
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following summary of Pro-Dex, Inc.’s common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (“Articles of Incorporation”), and Amended and Restated Bylaws (“Bylaws”).  For a complete description of the terms and provisions of our capital stock, including our common stock, refer to the Articles of Incorporation and the Bylaws, which are filed as exhibits to this Annual Report on Form 10-K.

General

As of September 6, 2019, our authorized capital stock consists of (i) 50,000,000 shares of common stock, no par value per share, and (ii) 10,000,000 shares of preferred stock, no par value per share.  As of September 6, 2019, 3,989,703 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.  Our common stock is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934.

Common Stock

The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding of our preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds. Subject to the rights of any outstanding preferred stock, upon the Company’s liquidation, dissolution or winding-up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all of our debts and other liabilities. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

Our Board of Directors has the authority, without further action by our shareholders (other than such approval rights as may be granted to any outstanding series of preferred stock), to designate and issue one or more series of preferred stock and to fix the rights, powers, preferences, qualifications, limitations and restrictions of each series of preferred stock to the maximum extent permitted by Colorado law.  The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The existence of authorized but unissued preferred stock may also discourage or render more difficult attempts to take control of the Company, as described in more detail below under “Anti-Takeover Provisions of Governing Documents.”

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent for our common stock.

Our common stock is listed on the NASDAQ Capital Market under the symbol “PDEX”.

Anti-Takeover Provisions of Governing Documents

Our Bylaws require that our shareholders satisfy certain advance notice and other requirements in order to properly submit proposals or director nominees for consideration at our annual meetings of shareholders.

As discussed above, our Board of Directors has the authority, without further action by our shareholders (other than such approval rights as may be granted to any outstanding series of preferred stock), to designate and issue one or more series of preferred stock and to fix the rights, powers, preferences, qualifications, limitations and restrictions of each series of preferred stock to the maximum extent permitted by Colorado law. The existence of authorized but unissued preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Among other things, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of the Company and our shareholders, our Board of Directors could cause shares of preferred stock to be designated and issued without further shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group.